EXHIBIT 12

Motorola, Inc. and Subsidiaries

Computation of Fixed Charges Ratio

(In Millions)	Six Months Ended July 3, 2004
Pretax income (loss) (1)	$1,713
Fixed charges (as calculated below)	261

Earnings (2)	$1,974

Fixed charges:
Interest expense	$217
Rent expense interest factor	44

Total fixed charges (2)	$261

Ratio of earnings to fixed charges	7.6

(1)	After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)	As defined in Item 503 (d) of SEC Regulation S-K.